Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the calculation of Ratios of Earnings to Fixed Charges:

		DCP Midstream Partners, LP
	Three Months Ended March 31,	Year Ended December 31,
	2014	2013 (a)	2012 (a)	2011 (a)	2010 (a)
		(Millions)
Earnings from continuing operations before fixed charges:
Pretax income (loss) from continuing operations before earnings from unconsolidated affiliates	$79	$175	$191	$169	$104
Fixed charges	20	68	50	36	30
Amortization of capitalized interest	—	1	—	—	—
Distributed earnings from unconsolidated affiliates	3	33	24	23	23
Less:
Capitalized interest	(1)	(15)	(7)	(2)	—
Earnings from continuing operations before fixed charges	$101	$262	$258	$226	$157

Fixed charges:
Interest expense, net of capitalized interest	18	48	39	33	29
Capitalized interest	1	15	7	2	—
Estimate of interest within rental expense	—	1	1	—	1
Amortization of deferred loan costs	1	4	3	1	—
Total fixed charges	$20	$68	$50	$36	$30

Ratio of earnings to fixed charges	5.05	3.85	5.16	6.28	5.23

(a)
The financial information for the three months ended March 31, 2014 and the years ended December 31, 2013, 2012, 2011 and 2010 includes the results of our Lucerne 1 plant, a transfer of net assets between entities under common control that was accounted for as if the transfer occurred at the beginning of the period, and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.